Royal Spring Water Inc.
14553 Delano Street Suite 217
Van-Nuys CA, 91411

August 21, 2006

Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20002

Attn:	Tia Jenkins
Blaise Rhodes

Re: Royal Spring Water, Inc. File No. 000-31329

Ladies and Gentlemen:

We are in receipt of your letter to Royal Spring Water, Inc. (the “Company”) dated July 31, 2006. For ease of reference, we have reproduced your comments which are then followed by our responses.

Form 10-KSB for the Fiscal Year Ended August 31, 2005

Item 8 - Changes in and Disagreements with Accountants, page 15

1.
Although certain events may be reported in periodic and annual reports in lieu of Form 8-K, all Item 4.01 events (changes in independent accountants) must be reported on Form 8-K. Refer to Question I of the staff’s FAQ regarding current reports on Form 8-K, dated November 23, 2004. Please revise to file the necessary Form 8-K with all disclosures required by Item 304 of Regulation S-B, and as an exhibit, a current letter from the predecessor accountant indicating whether it agrees with your disclosure.

Response

The Company will file the appropriate 8-K for the “changes in independent accountants”. We currently are awaiting a current letter from the predecessor accountant.

Item 8A - Controls and Procedures, page 15

2.
Please revise to disclose conclusions as of the end of the period covered by the report instead of the 90-day time period prior to the filing of the report, as you have indicated. Further, please cite the appropriate Exchange Act rules. Also note that the disclosure of changes in internal control should refer to your last fiscal quarter, not subsequent to the date of the evaluation, as you have indicated. Refer to Items 307 and 308(c) of Regulation S-B.

Response

An amended filing of the August 31, 2005 10K will be filed this week. In item 8A of this report, we will provide conclusions as of the end of the period covered by the report instead of the 90-day time period prior to the filing of the report. In addition, we will cite the appropriate Exchange Act rules. Disclosure of changes in internal control will refer to our last fiscal quarter.

3.
We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

We have reviewed II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. An amended filing of the August 31, 2005 10-KSB will be filed this week. In item 8A of this report, we will revise our statements to clearly state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer conclude that our disclosure controls and procedures are effective at that reasonable assurance level. In addition, we will remove the reference to the level of assurance of our disclosure controls and procedures.

Consolidated Statements of Cash Flows, page F-6

4.
We note you have included the acquisition of Royal Spring Water as an investing activity in the amount of $19,499. Unless this activity represents a cash payment, it does not belong in this section of the statement. If it represents an equity issuance, it should be deleted from the body of the statement and presented separately as a non-cash investing activity as contemplated by paragraph 32 of SFAS 95. If it represents the aggregate adjustment necessary to give effect to a reverse acquisition, it does not belong in this statement at all. Please revise this statement and the statement of shareholders' equity as necessary.

Response

Due to the changes resulting from the business combination comments below that will be reflected in the amended filing of the August 31, 2005 10-KSB, this amount will now be included in the net loss figure of the cash flow statement.

Note I: Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Business Combination, F-7

5.
You disclose in this note that RSW and Easy.com were entities under common control by "essentially the same group of shareholders." In order for common control to exist, both entities must be controlled by the same group of shareholders. Further, the description of equity transactions that appears in the Form 8-K filed on January 17, 2006 is incomplete and does not appear to support your assertion of common control. Please identify each party comprising each group of controlling shareholders prior to the merger and provide each party's ownership percentage of each entity. Please note that gifting or issuing shares to certain parties to establish a control group in contemplation of a subsequent merger of the two applicable entities does not permit you to account for the merger as a common control transaction.

Response

RSW was owned by two shareholders, Alex Hazen and Harel Goldstein. These same shareholders and their family members also own the majority of the voting shares of Easy.com. Further, these two individuals were directors of both companies and held the positions of President and CFO of both companies.

6.
If the merger is a common control transaction, the appropriate accounting is to retroactively consolidate the financial statements for all periods during which common control existed. If the merger is a reverse acquisition or recapitalization of the operating company, the appropriate method of accounting requires the combination of assets and liabilities at book value, the carry-forward of the operating company's accumulated losses (and the elimination of the shell company's accumulated losses as a charge to additional paid-in capital), and the presentation of the operating company's pre-merger financial statements as the historical financial statements of the combined entity. Please explain to us which is the appropriate alternative, provide support for that conclusion, and revise the financial statements and notes as applicable.

Response

An amended filing of the August 31, 2005 10-KSB will be filed this week. This amendment will reflect the accounting to retroactively consolidate the financial statements for all periods during which common control existed.

We do not believe the merger is a reverse acquisition or recapitalization of the operating company as the shareholders of RSW had control of Easy.com several months prior to RSW coming into existence.

7.
We further note that you have not provided historical financial statements of Royal Spring Water or pro forma information giving effect to the merger as required by Item 310 (c) and (d) of Regulation S-B. Please amend your 8-K immediately to provide the required information.

Response

Our goal is to have these financial statements filed as an exhibit to the 8-K as amended within two weeks of the date of this letter.

Projections

8.
We note the disclosure of projected revenues on your website and that the information presented on the website is not provided in your annual report. In light of the fact that you have reported no revenue to date, it appears that your projections do not fall within the parameters of Item 10(b) of regulation S-B, and therefore would not be permitted in Form 10-KSB. Please provide the underlying assumptions you used as a basis for the protections and include the projections (if permitted by Item 10(b) of Regulation S-B) in your annual report, or remove the projections from your website.

Response

The projections have been removed from the website.

Other regulatory

9.
We note that you have not met your filing obligations under the Exchange Act since you filed the Form l0-KSB for the year ended August 31, 2005. Please file the necessary delinquent filings and resume your filing obligations without delay.

Response

Delinquent filings will be filed immediately and future filing obligations will be filed on a timely basis.

10.	Please acknowledge the following by including these statements in your response letter:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The company acknowledges:

•	that we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further comments or questions you may have.

Very truly yours,

/s/ Spence Walker

Spence Walker, CPA
Accounting Advisor